

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Waste Management, Inc.
Mr. James Fish Jr.
Chief Financial Officer
1001 Fannin Street
Houston, TX 77002

> **Re: Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed July 27, 2016**
> **File No. 1-12154**

Dear Mr. Fish:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction